

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

November 4, 2010

By facsimile to (303) 466-4826 and U.S. Mail

Ms. Sheryl Briscoe
President, Secretary, Treasurer, and Director
Degaro Innovations Corp.
Lot 107, Roaring River
Steer Town PO
St. Ann, Jamaica, West Indies

Re: Degaro Innovations Corp.
        Registration Statement on Form S-1
        Filed October 5, 2010
        File No. 333-169770

Dear Ms. Briscoe:

   We have reviewed the registration statement and have the comments below. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

General

1. Your disclosure indicates that Degaro Innovations is a development stage company with nominal assets, no revenues, no firm commitments for raising additional financing, no operating history, no customers, and no employees. These and other facts suggest that Degaro Innovations' proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act of 1933, as amended. Please provide us your analysis why you believe that Rule 419 does not apply to your offering or revise the registration statement to comply with Rule 419 and confirm that you will file post-effective amendments as required by Rule 419(d) and (e). Please

note that the offer must contain the terms set forth in Rule 419(e)(2). As applicable, please revise your prospectus to state, if true, that you are not a blank check company and have no plans or intention to engage in a business combination with another entity.

2. Please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the United States Securities and Exchange Commission.

3. We note that Degaro Innovations is proposing to register the resale of 21,155,000 shares by the selling securityholders. We further note that this resale would occur on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended. Given the size of this offering relative to the number of outstanding shares held by non-affiliates, we believe that this transaction might be a primary offering. Because Degaro Innovations does not appear to be eligible to conduct a primary offering on Form S-3, Degaro Innovations is ineligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please tell us why you believe that Degaro Innovations can rely on Rule 415(a)(1)(i) for this transaction. In your analysis, you may wish to address these factors:

- The number and nature of the selling securityholders and the percentage of the overall offering made by each securityholder.

- The date on which and the manner in which each selling securityholder received its securities.

- The relationship of each selling securityholder to the registrant, including an analysis of whether the selling securityholder is an affiliate of the registrant.

- Any relationships among the selling securityholders.

- The dollar value of the securities registered in relation to the proceeds that the registrant received from the selling securityholders for the securities, excluding amounts of proceeds that were returned or will be returned to the selling securityholders and/or their affiliates in fees or other payments.

- Whether or not any of the selling securityholders is in the business of buying and selling securities.

Please refer to Question 612.09 of the Division's Compliance & Disclosure Interpretations for Securities Act Rules, which may be found on our website.

4. Please revise the disclosure throughout the filing to state that Degaro Innovations currently is a shell company because it appears from the disclosure that Degaro Innovations has both nominal operations and nominal assets. See Rule 405 of Regulation C under the Securities Act. Further, please revise the related Rule 144 disclosure to reflect that Degaro Innovations currently is a shell company.

5. Please disclose the specific factual basis for and the context of all Degaro Innovations' beliefs, understandings, estimates, and opinions. To the extent that Degaro Innovations relies on market analyses, please disclose whether the source is publicly available. If the source is unavailable for nominal or no charge, Degaro Innovations must provide consent for its use or adopt the information as its own. Also, please provide us copies of all sources used for disclosure of statistics.

6. The legal opinion filed as exhibit 5.1 to the registration statement makes reference to the legal matters section of the prospectus. We are unable to locate that section. Please revise to include that section.

Front Cover Page of the Registration Statement

7. The EDGAR system reflects that Degaro Innovations' primary standard industrial classification code number is 5211. Please revise.

Our Business, page 5

8. Please revise to make clear that the actions in which Degaro Innovations discloses that it is engaged are in fact actions in which Degaro Innovations intends to or hopes to engage. Please make conforming revisions throughout the prospectus, including but not limited to the prospectus summary.

9. The prospectus states that Degaro Innovations has ordered products from Shenzhen Commonpraise Solar Co., Ltd. Since your disclosure states also that Degaro Innovations has not earned any revenue from the sale of its products, disclose the products that Degaro Innovations has ordered from Shenzhen Commonpraise Solar Co., Ltd., and explain why Degaro Innovations ordered the products.

Risk Factors, page 8

10. Add a discrete risk factor which addresses the facts that Degaro Innovations' sole director and officer is not obligated to commit her full time and attention to its business and may have conflicts of interests in allocating her time between Degaro Innovations' operations and those of other businesses and in determining to which

entity a particular business opportunity should be presented. We note the disclosures on pages 37 and 43.

We require additional funding to continue our operations…, page 9

11. Quantify the additional funding that Degaro Innovations requires to continue its operation over the next 12 months. We note the disclosure on pages 14 and 38.

There is a shortage of semi-conductor grade silicon…, page 9

12. Please revise to clarify how this risk factor in general and the last paragraph of this risk factor in particular is applicable to your proposed distribution business.

The current status of our business depends on securing contracts with suppliers…, page 9

13. Please explain the disclosure here about a current supply relationship with the disclosure elsewhere that you have no "definitive agreement" with Shenzhen Commonpraise Co., Ltd.

Description of Business, page 25

14. Provide a discussion of government and economic incentives for promoting the use of solar energy in on-grid applications in the Jamaican and Caribbean market where Degaro Innovations intends to market and distribute solar panel systems. Additionally, if applicable, address any regulatory mandated exception for solar power systems in the Jamaican and Caribbean market. We note the risk factors "Existing regulations and policies and changes to these regulations and policies…" and "The reduction or elimination of government and economic incentives…" on page 10.

Note 5. Subsequent Events, page F-8

15. Please disclose the actual date through which subsequent events were evaluated. Refer to ASC 855-10-50-1.

Undertakings, page 52

16. The undertakings in paragraphs 4(i)-(iv) do not appear applicable to this offering. Please revise.

Signatures, page 54

17. The registration statement must be signed by the principal executive officer, the principal financial officer, and the principal accounting officer or controller. Further, any person who occupies more than one of the specified positions must indicate each

capacity in which he signs the registration statement. <u>See</u> Instructions 1 and 2 to signatures on Form S-1, and revise.

<u>Exhibit 21.1</u>

18. The exhibit was not filed. Please file the exhibit in the next amendment to the registration statement.

<u>Exhibit 23.1</u>

19. Please make arrangements with your auditors to have them revise their consent to ensure that the report date included on the consent is consistent with the actual report date included on page F-1.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Very truly yours,

Pamela A. Long
Assistant Director

cc: National Registered Agents, Inc. of NV
100 East William Street, Suite 204
Carson City, NV 89701

Dennis Brovarone, Esq.
18 Mountain Laurel Drive
Littleton, CO 80127